Mail Stop 3561

September 24, 2007

Messrs. C. Thomas McMillen and Harvey L. Weiss,
 Co-Chief Executive Officers
Fortress America Acquisition Corporation II, Inc.
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203-1664

> **Re: Secure America Acquisition Corporation (formerly, Fortress America Acquisition Corporation II, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on August 31, 2007**
> **File No. 333-144028**

Dear Messrs. McMillen and Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three of our letter dated August 24, 2007 and we reissue in part our prior comment. We note your disclosure that existing stockholders, directors, officers, or special advisors are not prohibited from making any such purchases and that "[i]f they do so … [they] will have a greater influence on the outcome of matter requiring stockholder approval, such as a business combination." Please disclose the factors that they would consider to make such purchases.

2.   We note the multiple business affiliations of officer and directors as discussed in the "Conflicts of Interest" subsection on page 73. Please indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. Also revise the third full risk factor on page 27 to address whether officers and directors have fiduciary obligations to other companies in which officers and directors would be obligated to present potential business opportunities to those entities prior to presenting them to the company. In addition, please provide a brief discussion of the conflicts of interest in the summary.

3.   We note your response to comments five our previous letter. Please add any related risk factor in regards to the investment banking firm not being a member of the Financial Industry Regulation Authority.

4.   We note your response to comment six of our previous letter and we reissue in part our prior comment. Please clearly indicate whether you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

Notes to Financial Statements

Note 5 – Commitments and Related Party Transactions, F-8

5.   Considering the private placement warrants will be sold to an entity beneficially owned by your Co-Chief Executive Officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Kenneth R. Koch, Esq.
        Jeffrey P. Schultz, Esq.
        Fax: (212) 983-3115